Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 27 September 2012

Note: The announcement below was issued by BAE Systems plc today.  The filing of this announcement under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

(a)Identity of the party to the offer making the disclosure:	BAE Systems plc
(b)Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c)Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	BAE Systems plc
(d)Is the party to the offer making the disclosure the offeror or the offeree?	OFFEREE
(e)Date position held:	25 September 2012
(f)Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	Yes – on 26 September 2012 disclosed in respect of holdings in EADS N.V as at 12 September 2012.

2.           POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	BAE Systems plc ordinary shares
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	0	-	0	-
(2)Derivatives (other than options):	0	-	0	-
(3)Options and agreements to purchase/sell:	0	-	0	-
TOTAL:	0	-	0	-

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)           Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):
None

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

Beneficial holding of Directors of BAE Systems plc in shares in BAE Systems plc

Name	Number of BAE Systems plc Shares	Percentage of issued ordinary share capital of BAE Systems plc (per cent.)
Dick Olver	53,343	0.00
Ian King	1,351,570	0.04
Linda Hudson	405,020	0.01
Peter Lynas	279,399	0.00
Paul Anderson	60,000	0.00
Peter Mason	25,283	0.00
Paula Rosput Reynolds	1,200*	0.00
Nick Rose	55,000	0.00
Carl Symon	20,000	0.00
*shares held in the form of 300 American Depositary Shares

Options/contingent interests held by directors of BAE Systems plc over shares in BAE Systems plc

PSP - BAE Systems Performance Share Options Plans
ExSOP - BAE Systems Executive Share Option Plan
SMP - BAE Systems Share Matching Plan
RSP - BAE Systems Restricted Share Plan

Ian King

Share	as at 25	Exercise		Date from	Expiry date
Option	September	price		which
Plan	2012	£	Date of grant	exercisable
PSP	38,463	nil	07.05.08	26.03.13	26.03.15
PSP	65,219	nil	08.09.08	08.09.12	08.09.15
PSP	92,823	nil	24.03.09	24.03.13	24.03.16
PSP	289,351	nil	23.03.10	23.03.13	23.03.17
PSP	289,352	nil	23.03.10	23.03.13	23.03.17
PSP	346,707	nil	18.05.11	18.05.14	18.05.18
PSP	346,707	nil	18.05.11	18.05.14	18.05.18
PSP	199,968	nil	29.03.12	29.03.15	29.03.19
PSP	199,969	nil	29.03.12	29.03.15	29.03.19
	1,868,559
ExSOP	318,314	1.72	30.09.03	30.09.06	30.09.13
ExSOP	272,388	2.01	30.03.04	30.03.07	30.03.14
ExSOP	221,903	2.64	24.03.05	24.03.08	24.03.15
ExSOP	145,443	4.28	12.04.06	12.04.09	12.04.16
ExSOP	173,960	4.57	30.03.07	30.03.10	30.03.17
ExSOP	959,850	3.01	29.03.12	29.03.15	29.03.22
	2,091,858
	as at 25	Price
	September	on award	Date of	Date of
LTIPs	2012	or vesting	award	vesting
SMP	431,701	nil	23.03.10	23.03.13
SMP	425,877	nil	18.05.11	18.05.14
SMP	479,048	nil	29.03.12	29.03.15
	1,336,626

Linda Hudson

	as at 25	Exercise		Date from
	September	price		which
Share options	2012	£	Date of grant	exercisable	Expiry date
PSP	14,461	nil	26.03.08	26.03.11	26.03.15
PSP	29,641	nil	24.03.09	24.03.12	24.03.16
PSP	191,983	nil	23.03.10	23.03.13	23.03.17
PSP	191,983	nil	23.03.10	23.03.13	23.03.17
PSP	147,376	nil	18.05.11	18.05.14	18.05.18
PSP	147,376	nil	18.05.11	18.05.14	18.05.18
PSP	158,819	nil	29.03.12	29.03.15	29.03.19
PSP	158,818	nil	29.03.12	29.03.15	29.03.19
	1,040,457
ExSOP	133,740	4.57	30.03.07	30.03.10	30.03.17
ExSOP	854,334	3.01	29.03.12	29.03.15	29.03.22
	988,074
	as at 25	Price on
	September	award or		Date of
LTIPs	2012	vesting	Date of award	vesting
SMP	96,383	nil	23.03.10	23.03.13
SMP	219,610	nil	18.05.11	18.05.14
SMP	208,032	nil	29.03.12	29.03.15
	524,025
RSP	119,743	nil	18.05.11	18.05.14
RSP	219,060	nil	29.03.12	29.03.15
	338,803

Peter Lynas

	as at 25	Exercise		Date from
	September	price		which
Share options	2012	£	Date of grant	exercisable	Expiry date

PSP	12,660	nil	26.03.08	26.03.13	26.03.15
PSP	18,049	nil	24.03.09	24.03.13	24.03.16
PSP	57,950	nil	23.03.10	23.03.13	23.03.17
PSP	57,951	nil	23.03.10	23.03.13	23.03.17
PSP	136,350	nil	18.05.11	18.05.14	18.05.18
PSP	136,350	nil	18.05.11	18.05.14	18.05.18
PSP	113,372	nil	29.03.12	29.03.15	29.03.19
PSP	113,372	nil	29.03.12	29.03.15	29.03.19
	646,054
ExSOP	13,386	3.56	22.12.05	22.12.08	22.12.15
ExSOP	75,887	4.28	12.04.06	12.04.09	12.04.16
ExSOP	73,522	4.57	30.03.07	30.03.10	30.03.17
ExSOP	544,186	3.01	29.03.12	29.03.15	29.03.22
	706,981
	as at 25	Price on
	September	award or	Date of	Date of
LTIPs	2012	vesting	award	vesting
SMP	32,884	nil	23.03.10	23.03.13
SMP	33,552	nil	18.05.11	18.05.14
SMP	101,156	nil	29.03.12	29.03.15
	167,592

Interests of advisers to BAE Systems plc in shares in BAE Systems plc

	Interests		Short positions
Name	Number of BAE Systems plc Shares	Percentage of issued ordinary share capital of BAE Systems plc (per cent.)	Number of BAE Systems plc Shares	Percentage of issued ordinary share capital of BAE Systems plc (per cent.)
UBS AG	610,733	0.03	-	-
UBS AG	156,068*	0.00	-	-
* shares held in the form of 39,017 American Depositary Shares

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.           OTHER INFORMATION

(a)           Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state “none”

None

(b)           Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)the voting rights of any relevant securities under any option; or
(ii)the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

None

(c)           Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	YES
Supplemental Form 8 (SBL)	NO

Date of disclosure:	27 September 2012
Contact name:	David Parkes, Company Secretary
Telephone number:	+44 (0)1252 383857

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.